

April 5, 2016

Via E-mail
Kenneth N. Jones
General Counsel
Stratus Properties Inc.
212 Lavaca Street, Suite 300
Austin, TX 78701

> **Re: Stratus Properties Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed March 28, 2016**
> **File No. 001-37716**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

General

1. We noticed that the proxy statement and other soliciting material, along with the annual report, may be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

2. Advise us, with a view towards revised disclosure, how the registrant intends to comply with Rule 14a-3(b) given the bold type reference on page 1 to Form 10-K.

3. Please ensure that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders appears on the first page of the proxy statement as distinguished from the first paragraph on page 5. Please refer to Item 1(b) of Schedule 14A and Rule 14a-6(d).

4. Please confirm that Stratus Properties will revise its preliminary or file a supplement to its definitive proxy statement to include any disclosures required by Items 4(b) and 5(b) of Schedule 14A to the extent not already provided in the event Carl E. Berg files a preliminary proxy statement.

On what matters will I be voting? How does the board recommend that I cast my vote?, page 5

5. We note disclosure indicating that persons named in the WHITE proxy card will exercise "discretionary voting authority with respect to any other matter that may properly come before the annual meeting…in accordance with their best judgment." Please clarify the circumstances under which the proxy confers discretionary authority to vote, consistent with Rule 14a-4(c).

Proposal No. 1: Election of Directors, page 20

6. Advise us, with a view toward revised disclosure, whether or not each of the company's nominees has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(1) and (4) of Regulation 14A.

7. Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that: (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee(s).

8. We note disclosure addressing a scenario where a board nominee becomes unavailable to serve. Please revise the scope of this statement, consistent with the scope of the discretionary authority outlined in Rule 14a-4(c)(5).

9. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply made on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Information About Nominees and Continuing Directors, page 21

10. Please revise your description of Mr. Joseph's business experience to provide the business experience for the last five years as required by Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. We note a gap from 2012 to 2014.

<u>Executive Officer Compensation, page 28</u>

11. We noticed the disclosure does not appear to address Ms. Pickens' biography or business experience during the past five years as required by Item 401(b) and (e) of Regulation S-K. Please advise, or revise your disclosure.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin A. Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Kai Haakon E. Liekefett, Esq.
        Vinson & Elkins LLP